Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-177418, 333-213648, 333-213650 and 333-218810 on Form S-8, 333-216616 on Form F-1 and 333-220059 on Form F-3 of our report dated February 27, 2018, relating to the consolidated financial statements of Atlantica Yield plc and subsidiaries as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, appearing in the Form 6-K of Algonquin Power & Utilities Corp.

/s/ Deloitte, S.L.
Madrid, Spain
April 16, 2018